                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)(1)

                           National Auto Credit, Inc.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class or Securities)

                                   632900 10 6
                                 (CUSIP Number)

                               Ernest C. Garcia II
                       2525 E. Camelback Road, Suite 1150
                             Phoenix, Arizona 85016
                                 (602) 552-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                         AMENDMENT NO. 1 TO SCHEDULE 13D
                            PURSUANT TO RULE 13d-2(a)
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 3 amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on September 11, 1998 by Ernest C. Garcia II, as amended by Amendment No. 1 on September 28, 1998, and as further amended by Amendment No. 2 on November 20, 1998.

         The Reporting Persons are filing this Schedule 13D to reflect the new information set forth herein, including the fact that, as a result of a proxy granted to Mr. Garcia by Mr. Sam J. Frankino, The Corrine L. Dodero Trust for the Arts & Sciences, and The Samuel J. and Connie M. Frankino Charitable Foundation (the "Frankino Persons") giving Mr. Garcia the right to vote over 50% of the capital stock of the issuer, the Reporting Persons and the Frankino Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Mr. Garcia may be deemed to control the issuer. Nothing contained herein shall be construed as an admission that the Reporting Persons, together with the Frankino Persons, constitute a "person" or "group" for any purpose. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are making this filing individually rather than jointly with the Frankino Persons.



                                        2
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COVER PAGES

         The cover pages are hereby amended in their entirety to reflect the foregoing.


CUSIP NO.  632900 10 6                13D           PAGE __3__ OF 12 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Ernest C. Garcia II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                   (b) /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                       / /

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
        NUMBER OF           7        SOLE VOTING POWER            2,715,630
          SHARES
       BENEFICIALLY         8        SHARED VOTING POWER            134,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER       2,715,630
        REPORTING
       PERSON WITH          10       SHARED DISPOSITIVE POWER       134,000




   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,849,630

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* /X/

           Excludes 15,743,012 subject to a proxy granted to Ernest C. Garcia II, representing 55% of the voting shares of the issuer; the Reporting Person hereby disclaims beneficial ownership of all these shares and disclaims that it is acting as a "group" with the Frankino Persons. See Items 4 and 5.

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.98%


                                       3
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   14      TYPE OF REPORTING PERSON*
           IN


CUSIP NO.  632900 10 6                    13D           PAGE __4__ OF 12 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Investments, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                     (b) /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                       / /

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

        NUMBER OF           7        SOLE VOTING POWER                    0
          SHARES
       BENEFICIALLY         8        SHARED VOTING POWER            134,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER               0
        REPORTING
       PERSON WITH          10       SHARED DISPOSITIVE POWER       134,000


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           134,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         /X/
           Excludes 15,743,012 subject to a proxy granted to Ernest C. Garcia II, representing 55% of the voting shares of the issuer; the Reporting Person hereby disclaims beneficial ownership of all these shares and disclaims that he is acting as a "group" with the Frankino Persons. See Items 4 and 5.

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.5%


                                        4
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   14      TYPE OF REPORTING PERSON*
           CO

ITEM 1.    SECURITY AND ISSUER.

           Title of Class of
           Equity Security:             Common Stock, $0.05 par value per share

           Name of Issuer:              National Auto Credit, Inc. ("NAC")

           Address of                   30000 Aurora Road
           Principal Office:            Solon, Ohio 44139


ITEM 2.    IDENTITY AND BACKGROUND.

The information in Item 2 is revised in its entirety to read as follows:

(a) NAME OF PERSON FILING:

A.         Ernest C. Garcia -- Ernest C. Garcia  II ("Mr. Garcia")

B. Verde Investments, Inc. -- Verde Investments, Inc. ("Verde") (Garcia and Verde collectively, the "Reporting Persons")

This Schedule 13D, Amendment No. 3 ("Amendment No. 3") is jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Mr. Garcia, by virtue of his direct beneficial ownership of Common Stock of NAC; (ii) Mr. Garcia, by virtue of his indirect beneficial ownership of Common Stock via his sole ownership of all of the common stock of Verde, and (iii) Verde, by virtue of its direct beneficial ownership of Common Stock of NAC.

Certain information required by this Item 2 concerning the directors and executive officers of Verde is set forth on Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

In addition, as described in Item 4, the Reporting Persons and the Frankino Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Frankino Persons.

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

A.         Mr. Garcia -- 2525 East Camelback Road, Suite 1150,
           Phoenix, Arizona 85016

B. Verde -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016 Also, see Schedule 1 attached hereto.

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(c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND
ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

A. Mr. Garcia -- Chairman and Chief Executive Officer of Ugly Duckling Corporation, used automobile retail sales and finance company, 2525
           E. Camelback Rd, Suite 500, Phoenix, AZ 85016; (2) Chairman, Chief Executive Officer and President of Cygnet Financial Corporation ("Cygnet"), providing various financial services primarily to the sub-prime segment of the automobile finance industry; (3) President, sole director and sole shareholder of Verde.

B. Verde -- Verde is an investment company involved in real estate and other types of investments. See Information set forth under this Item
           2. Also, see Schedule 1 attached hereto. Cygnet's and Verde's addresses for their principal businesses and principal offices are the same as the address provided under Item 2(b).


(d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). However, prior to 1992, Mr. Garcia was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association ("Lincoln") and entities controlled by Mr. Garcia, the Resolution Trust Corporation ("RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

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(e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL
PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 3, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. However, for Mr. Garcia, see the summary under Item 2(e) above.


(f) CITIZENSHIP:

A.         Mr. Garcia -- United States of America

B.         Verde -- Arizona. Also, see Schedule 1 attached hereto.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 3 is supplemented as follows:

On December 18, 1998, Garcia purchased 60,000 shares of NAC's common stock for an aggregate purchase price of $57,000. On March 26, 1999, Mr. Garcia purchased an additional 25,000 shares for an aggregate purchase price of $27,500. On January 5, 1999, Verde purchased 30,000 shares for an aggregate purchase price of $29,000. All purchases were made using personal funds (Mr. Garcia) and working capital funds (Verde). No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of NAC securities are made, the Reporting Persons may use a variety of sources of funds; however, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.


ITEM 4.    PURPOSE OF TRANSACTION.

The information set forth in Item 4 is replaced with the following:

On April 20, 1999, Sam J. Frankino, who directly owns 14,016,560 shares and has both shared voting and investment power with respect to 1,000,000 shares held by The Corrine L. Dodero Trust for the Arts & Sciences and 726,452 shares held by The Samuel J. and Connie M. Frankino Charitable Foundation (collectively, the "Frankino Persons")(together representing 55% of the outstanding common stock of
NAC), executed a revocable proxy in favor of Mr. Garcia, authorizing Mr. Garcia, in his discretion, to vote the Frankino Persons' shares in connection with any matter which may be taken by the stockholders of NAC at any annual or special meeting (or by written consent in lieu thereof), including, without limitation, with respect to any amendment to the Certificate of Incorporation or Bylaws of NAC, or the election and or removal of the directors of NAC; provided, however, that the proxy is not effective with respect to any merger, consolidation, or sale of assets of NAC. No contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons and the Frankino Persons which would require Mr. Garcia to vote the Frankino Persons' shares in any particular manner or on any particular matter.

On April 20, 1999, Mr. Garcia and Verde delivered an action by written consent to NAC pursuant to which Mr. Garcia and Mr. Steven Johnson were elected to fill two vacancies as directors of NAC. On that same day, Mr. Garcia delivered a letter to NAC's Board of Directors requesting that NAC provide Mr. Garcia with copies of certain books and records of NAC, and Mr. Garcia and Mr. Johnson sent notice of a special meeting of the board of directors.

Mr. Garcia's actions in seeking the Frankino Persons' proxy, in nominating two board members, and in requesting information about NAC were precipitated by a number of factors including:

- His desire for greater information regarding NAC and its financial condition, operations and prospects. In this regard, for several periods NAC has not made required filings with the Securities and Exchange Commission disclosing information about its business, operations and management, and including audited financial statements and management's analysis thereof, and

- His belief that, with their industry experience and contacts, he and Mr. Johnson will be able to assist NAC in evaluating strategic alternatives.

Mr. Garcia intends to pursue a policy of cooperation with current board members and management to address these issues. However, if he is not satisfied with NAC's progress toward these issues, the Reporting Persons may consider other alternatives with respect to their investment of the NAC securities including, without limitation, plans or proposals such as the following: (1) changing the Certificate of Incorporation or By-Laws of NAC; (2) changing the management or board of directors of NAC; (3) changing the capitalization of NAC; (4) terminating NAC's registration of its securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (5) effecting a corporate transaction, such as a merger, reorganization or sale or purchase of assets or a joint venture, partnership or management arrangement involving NAC or any of its subsidiaries and/or affiliate entities or persons, which may include transactions with other entities in which the Reporting Persons have an ownership interest; (6) acquiring additional securities of NAC; (7) disposing of NAC securities through sales, transfers and other means; (8) other changes in NAC's business or corporate structure; and (9) other actions similar to any of those listed above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in Item 5 is amended as to items (a) and (b) and supplemented as to item (c) as follows:

(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

         Verde is the direct beneficial owner of 134,000 shares of Common Stock, representing 0.5% of NAC's Common Stock. Mr. Garcia is the direct beneficial owner of 2,715,630 shares of Common

         Stock and the indirect beneficial owner of 134,000 shares of Common Stock owned by Verde, together representing 9.98% and 2,849,630 shares of NAC Common Stock. By virtue of the relationship between Mr. Garcia and Verde described in Item 2, Mr. Garcia may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Verde.

         Mr. Frankino has informed the Reporting Persons that, as of April 20, 1999, Mr. Frankino directly owns 14,016,560 shares and has both shared voting and investment power with respect to 1,000,000 shares held by The Corrine L. Dodero Trust for the Arts & Sciences and to 726,452 shares held by The Samuel J. and Connie M. Frankino Charitable Foundation (collectively, the "Frankino Persons"), together by virtue of the proxy granted to Mr. Garcia by Mr. Frankino as described in Item 4, Mr. Garcia and Verde may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Mr. Frankino. The filing of this Amendment No. 3 by Mr. Garcia and Verde is not an admission that either Mr. Garcia or Verde is, for the purpose of
         Section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by Mr. Frankino, and Mr. Garcia and Verde hereby disclaim beneficial ownership of all shares of Common Stock held by Mr. Frankino and disclaim that they are acting as a "group" with Mr. Frankino. Mr. Frankino has informed the Reporting Persons that he intends to file his own Schedule 13D to report the matters described herein.

(b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         Mr. Garcia has the sole power to vote or direct the vote of the 2,715,630 shares of Common Stock beneficially owned by Mr. Garcia. By virtue of his relationship to Verde (see Item 2), Mr. Garcia may be deemed to indirectly share the power to vote or direct the vote of 134,000 shares of Common Stock owned directly by Verde.

         Verde has the sole power to dispose of or direct the disposition of the 134,000 shares of Common Stock beneficially owned by Verde. By virtue of the relationship between Mr. Garcia and Verde (see above and Item
         2), Verde may be deemed to share with Mr. Garcia the power to dispose of or direct the disposition of 134,000 shares of Common Stock.

(c) TRANSACTION EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

See Item 3.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As disclosed in Item 4, on April 20, 1999, the Frankino Persons executed a revocable proxy in favor of Mr. Garcia, authorizing Mr. Garcia, in his discretion, to vote the Frankino Persons' shares in connection with any matter which may be taken by the stockholders of NAC at any annual or special meeting (or by written consent in lieu thereof), including, without limitation, with respect to any amendment to the Certificate of Incorporation or Bylaws of NAC, or the election and or removal of the directors of NAC; provided, however, that the proxy is not effective with respect to any merger, consolidation, combination, disposition, or sale of assets of NAC.

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No contract, arrangement, relationship or understanding (either oral or written)
exists among Mr. Garcia and the Frankino Persons as which would require Mr. Garcia to vote the Frankino Persons' shares in any particular manner or on any particular matter.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Proxy, dated April 20, 1999

Exhibit 99.2:     Letter to NAC Board of Directors from Garcia, dated
                  April 20, 1999

Exhibit 99.3: Action by Written Consent of the Stockholders of NAC, dated April 20, 1999

Exhibit 99.4:     Agreement re Joint Filing of Schedule 13D, Amendment No. 3.

                                       11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  April 20, 1999                      /s/
                                        ---------------------------------------
                                               Ernest C. Garcia II



Dated: April 20, 1999                   Verde Investments, Inc.
                                               an Arizona corporation


                                               By: /s/
                                                   ----------------------------
                                                   Name:    Ernest C. Garcia II
                                                   Its:     President

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                   SCHEDULE 1 TO SCHEDULE 13D, AMENDMENT NO. 3

                        EXECUTIVE OFFICERS AND DIRECTORS
                    INFORMATION FOR VERDE INVESTMENTS, INC.


Ernest C. Garcia II        Director, President and Sole Shareholder

Steven P. Johnson          Vice President/General Counsel/Secretary

Randall Andrus             Vice President/Real Estate

Nancy V.  Young            Treasurer

         (1) Each person is a citizen of the United States. Each person's principal office and principal business address is the same as that listed under Item 2(b) of Amendment No.3.

         (2) In addition to the listed positions, Mr. Johnson is the Senior Vice President and General Counsel of both Ugly Duckling Corporation and Cygnet Financial Corporation. These companies and businesses are described within Item 2 of Amendment No. 3.

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

Exhibit 99.1:     Proxy, dated April 20, 1999

Exhibit 99.2:     Letter to NAC Board of Directors from Garcia, dated
                  April 20, 1999

Exhibit 99.3: Action by Written Consent of the Stockholders of NAC, dated April 20, 1999

Exhibit 99.4:     Agreement re Joint Filing of Schedule 13D, Amendment No. 3.